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                              January 28, 2022

       Thomas Wojcik
       Chief Financial Officer
       Affiliated Managers Group, Inc.
       777 South Flagler Drive
       West Palm Beach, Florida 33401

                                                        Re: Affiliated Managers
Group, Inc.
                                                            Form 10-K filed
February 19, 2021
                                                            Form 10-Q filed
November 5, 2021
                                                            Response dated
January 21, 2022
                                                            File No. 001-13459

       Dear Mr. Wojcik:

              We have reviewed your January 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 22, 2021 letter.

       September 30, 2021 Form 10-Q

       Note 4. Other Investments, page 9

   1.                                                   Please refer to comment
11. For interests in private equity funds accounted for using the equity method of
accounting, please tell us the guidance in ASC 323 that supports measuring the interest
at fair value and using the NAV as a practical expedient. Please tell us how your disclosure
and accounting policies are consistent with the guidance in ASC
                                                        323-10-35.
   2.                                                   Please refer to comment
11. Please clarify for us how you considered whether
                                                        investments accounted
for under ASC 321-10-35-2 were in the scope of ASC 323. If they were, please tell us
how you determined your accounting policies were consistent with the
 Thomas Wojcik
Affiliated Managers Group, Inc.
January 28, 2022
Page 2
         guidance in ASC 323.
3. Please refer to comment 12. Please tell us why you believe your disclosure that you consolidate affiliate sponsored investment products if your interests are considered substantial is consistent with the accounting determinations discussed in your response and as disclosed on page 11. Alternatively, revise your disclosure in future filings to clarify your consolidation policies for affiliate sponsored investment products.
      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have questions.



FirstName LastNameThomas Wojcik                               Sincerely,
Comapany NameAffiliated Managers Group, Inc.
                                                              Division of
Corporation Finance
January 28, 2022 Page 2                                       Office of Finance
FirstName LastName